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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brighton Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1703 Monroe Avenue
(No. and Street)

Rochester	New York	14618-1487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Conboy 585-473-3590
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty LLP
(Name — if individual, state last, first, middle name)

1170 Chili Avenue	Rochester	NY	14624-3033
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Conboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brighton Securities Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

President
Title

Notary Public

JULIE A. GULLO
Notary Public, State of New York
No. 01GU4955352
Qualified in Wayne County
Commission Expires Aug. 28, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-14599

BRIGHTON SECURITIES CORP.

Financial Statements
December 31, 2001


RECEIVED
143
WASH. D.C.
SECTION

BRIGHTON SECURITIES CORP.
Rochester, New York

TABLE OF CONTENTS

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE ■ ROCHESTER, NY 14624-3033 ■ 585 / 279-0120 ■ FAX 585 / 279-0166

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
Brighton Securities Corp.

We have audited the accompanying statement of financial position of Brighton Securities Corp. as of December 31, 2001, and the related statements of changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, income and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

Rochester, New York
January 16, 2002

BRIGHTON SECURITIES CORP.
STATEMENT OF FINANCIAL POSITION
December 31, 2001

ASSETS

	2001
Current assets:	
Cash and cash equivalents	$ 401,569
Marketable securities - at market value	26,901
Commissions receivable	120,387
Tax refunds receivable	4,400
Total current assets	553,257
Property and equipment - net of accumulated depreciation	89,678
Total assets	$ 642,935

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued commissions and expenses	$ 90,472
Accrued profit sharing contribution	38,279
Obligation under capital lease - current portion	9,590
Total current liabilities	138,341
Stockholders' equity:	
Common stock - $.10 par value, 1,000,000 shares authorized, 94,500 shares issued and outstanding	9,450
Capital in excess of par	158,459
Retained earnings	438,576
	606,485
Less cost of 9,769 shares of common stock held by the Corporation in treasury	(101,891)
Total stockholders' equity	504,594
Total liabilities and stockholders' equity	$ 642,935

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Capital in Excess of Par	Retained Earnings	Treasury Stock	Total
Balance - beginning of year	$ 9,450	$ 145,189	$ 215,260	$ (37,154)	$ 332,745
Net income			348,316		348,316
Stockholders' distributions			(125,000)		(125,000)
Additional paid-in capital resulting from accrual of stock-based compensation		24,000			24,000
Purchase of Corporation stock, 14,666 shares, at cost				(152,967)	(152,967)
Issue 1,050 shares from treasury, directors electing stock compensation		(3,452)		10,952	7,500
Sale of 7,000 shares from treasury		(7,278)		77,278	70,000
Balance - end of year	$ 9,450	$ 158,459	$ 438,576	$(101,891)	$ 504,594

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

		2001
Balance - beginning of year		$ – – –
Increases	$ – – –	
Decreases	– – –	
		– – –
Balance - end of year		$ – – –

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

	2001
Revenues:	
Commissions	$ 2,011,574
Profit from underwriting	8,306
Trading profit	634,808
Interest income and other revenues	155,753
Total revenues	2,810,441
Expenses:	
Salaries and other employment costs for voting stockholder officers	768,572
Other employee compensation and benefits	1,163,983
Regulatory fees, legal and accounting and other related expenses	34,570
Other expenses	492,200
Total expenses	2,459,325
Income before provision for income taxes	351,116
Provision for income taxes	2,800
Net income	$ 348,316

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

	2001
Cash flows from operating activities:	
Net income	$ 348,316
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	39,183
Compensation expense recognized under stock-based compensation arrangements	31,500
Unrealized loss on investments	(220)
Decrease in other current assets	60,033
Derease in other current liabilities	(14,181)
Net cash flows from operating activities	464,631
Cash flows from investing activities:	
Acquisition of property and equipment	(8,993)
Cash flows from financing activities:	
Stockholder distributions	(228,308)
Principal payments on capital lease obligations	(27,058)
Purchase of treasury stock	(152,967)
Proceeds from reissuance of treasury stock	70,000
Net cash flows from financing activities	(338,333)
Net increase in cash and cash equivalents	117,305
Cash and cash equivalents - beginning of year	284,264
Cash and cash equivalents - end of year	$ 401,569
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 2,273
Income taxes	8,766
	$ 11,039

See accompanying notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Corporation is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Corporation is a member of the National Association of Securities Dealers (NASD) and is registered to solicit business in thirteen states. The Corporation is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Corporation's customers are primarily located in the Rochester, New York area.

Basis of Accounting - The Corporation reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred.

Securities Transactions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents - Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Corporation maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

Marketable Securities - Pursuant to the reporting requirements of brokers/dealers, marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (fair value) is included in income.

Property, Equipment and Depreciation - Property and equipment are stated at cost. When retired, or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for on straight-line and declining balance methods over the following estimated useful lives:

Leasehold improvements	7-10 years
Furniture and fixtures	5-10 years
Equipment	5- 7 years

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

Advertising Costs - The Corporation expenses all advertising and marketing expenses as incurred. Advertising and marketing expense for the year ended December 31, 2001, was $36,944.

2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

Leasehold improvements	$ 46,431
Furniture and fixtures	153,605
Equipment	257,416
	457,452
Less: accumulated depreciation	367,774
	$ 89,678

Depreciation expense for the year ended December 31, 2001, amounted to $39,183.

3. LEASES

Operating leases - The Corporation is obligated under a lease for its office facilities to an unrelated party. The lease is for a five-year period through April, 2006, with an annual base rent of $79,000 payable in monthly installments, plus certain repairs, maintenance expenses, and real estate taxes.

The Corporation also leases various office equipment under operating lease agreements. The leases are on a month-to-month basis. The total lease expense for the year ended December 31, 2001, was $134,226.

Capital Lease - The Corporation leases computer equipment from Citicorp Leasing, Inc. under a capital lease. The economic substance of the lease is that the Corporation is financing the acquisition of the equipment through the lease and, accordingly, it has recorded the fair value of the equipment equal to $76,958 in the Corporation's property and equipment and established a corresponding obligation in the Corporation's liabilities. The equipment is depreciated over its estimated useful life. Depreciation expense recognized on this equipment is included in depreciation expense for 2001. The equipment's accumulated depreciation at December 31, 2001, was $38,477.

Minimum future lease payments under this lease as of December 31, 2001, are as follows:

Total minimum lease payments for 2002	$9,777
Less: amount representing interest	187
Present value of minimum lease payments	$9,590

Interest expense charged to 2001 operations related to this lease obligation was $2,273.

4. NET CAPITAL

The Corporation is required to maintain a minimum net capital balance of $100,000 in accordance with the rules of the Securities and Exchange Commission. At December 31, 2001, the Corporation's excess net capital, computed in accordance with the rules, amounts to $305,106.

5. RETIREMENT PLANS

The Corporation sponsors a 401(k) profit sharing plan which covers all full time employees. Contributions to the profit sharing plan consist of a corporation matching contribution plus any additional contributions made at the discretion of the Corporation's Board of Directors. The matching provision requires the Corporation to match 25% of employee deferrals up to 1% of the employee's salary. Total Corporation contributions for the year ended December 31, 2001, amounted to $68,279.

6. INCOME TAX MATTERS

The Corporation, with the consent of its stockholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law, provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the corporation's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements, except for the New York State Franchise Tax on S Corporations.

7. STOCK-BASED COMPENSATION AWARD

On August 1, 1999, the Corporation granted two employees 5,000 shares, each, of Brighton Securities Corp. common stock. Under the terms of the award, the shares will be issued on the fifth anniversary of the award (August 1, 2004), provided that each employee has remained a full-time employee of the Corporation continuously through the anniversary date.

The Corporation accounts for these awards using the fair value method prescribed by SFAS No. 123, which requires that compensation expense be recognized over the service period based upon the fair value of the award at the date of grant. The Corporation estimated the fair value of the shares at the grant date equal to $12/share by reference to the valuation formula specified in the Corporation's shareholder agreement. The August 1, 1999, awards will become subject to the shareholder agreement upon issuance. Compensation expense recognized for these awards for the year ended December 31, 2001, was $24,000.

During the year ended December 31, 2001, three of the Corporation's director/employees elected to receive compensation in the form of Corporation stock rather than cash. The compensatory shares were issued from the Corporation's Treasury stock.

8. CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty. The Corporation utilizes a clearing broker that processes transactions comprising approximately 80% of the Corporation's total revenue.

9. LITIGATION

In March, 1996, the Bennett Funding Group, Inc. (BFG) and its related entities defaulted on payments due to investors under a series of notes issued as far back as 1991. BFG and other related business entities filed for bankruptcy in 1996. Brighton Securities Corp. had been a broker/dealer of BFG investment products. The Bankruptcy Trustee has initiated several adversary proceedings (lawsuits) against the insurance companies that carried the policies on BFG. Other entities, including Brighton Securities Corp., have been named as defendants in these lawsuits. It is management's position that the insurance company policies provide coverage for losses should the Bankruptcy Trustee recover against Brighton Securities for certain of its customers who had been paid on the Bennett investments prior to the commencement of the bankruptcy cases. The amount in controversy is undetermined at this time and the outcome of this litigation cannot be estimated at this time.

The Corporation is also defendant in three other cases involving alleged damages resulting from investments made by the plaintiffs in notes issued by the Bennett Funding Group, Inc. The basis of the claim is that Brighton Securities recommended the investments and represented that such investments were safe but should have known that the investments were unsuitable. Management is vigorously defending these claims and does not believe the plaintiffs will prevail. The total amounts at issue aggregate approximately $1.7 million, plus attorney fees. The amount of potential loss, in the event of an unfavorable outcome, cannot be estimated at this time.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE ■ ROCHESTER, NY 14624-3033 ■ 585 / 279-0120 ■ FAX 585 / 279-0166

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
Brighton Securities Corp.

We have audited the accompanying financial statements of Brighton Securities Corp. for the year ended December 31, 2001, and have issued our report thereon dated January 16, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in conjunction with the basic financial statements taken as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

Rochester, New York
January 16, 2002

SCHEDULE I

BRIGHTON SECURITIES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 FOR THE
YEAR ENDED DECEMBER 31, 2001

Computation of net capital:		
Total stockholders' equity, qualified for net capital		$504,594
Deductions:		
Non-allowable assets:		
Securities not readily marketable		(18,900)
Furniture, fixtures and leasehold improvements, net	89,678	
Less: portion excluded related to adequately secured loan	(9,590)	
		(80,088)
Haircuts on securities, computed, where applicable		
Pursuant to 15c3-1(f)		(500)
Net capital		$405,106
Minimum net capital required (greater of):		
6 2/3% of aggregate indebtedness of $138,341		$ 9,223
Required minimum net capital		$100,000
Excess Net Capital:		
Net capital per above		$405,106
Required minimum net capital per above		(100,000)
Excess net capital		$305,106
Excess based upon 1,000% of aggregate indebtedness ($405,106 less 10% of $138,341)		$391,272

Computation of aggregate indebtedness:

Aggregate indebtedness	138,341	= .34
Net capital	405,106	

The ratio of aggregate indebtedness to net capital is .34 to 1.00.

Note: There are no material differences between Schedule I (above) and Brighton Securities Corp.'s unaudited Part IIA filing.

SCHEDULE II

BRIGHTON SECURITIES CORP.
STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2001

Computation for determination of reserve requirement and information related to possession or control requirements under Rule 15c3-3, are inapplicable since the Firm is exempt from such rule pursuant to paragraph (k)(2)(ii).

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE ■ ROCHESTER, NY 14624-3033 ■ 585 / 279-0120 ■ FAX 585 / 279-0166

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR THE YEAR ENDED DECEMBER 31, 2001

To The Board of Directors and Stockholders
Brighton Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Brighton Securities Corp. (the Corporation) for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of such practices and procedures) followed by Brighton Securities Corp. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, stockholders, management, the Securities and Exchange Commission, the New York Stock Exchange Commission, the New York State Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be, used for any other purpose.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

Rochester, New York
January 16, 2002